CHIEF COMPLIANCE OFFICER
SUPPORT AGREEMENT

THIS AGREEMENT (the “Agreement”) is made as of this 1st day of October 1, 2021 by and among Arrow Investments Trust (the “Trust”) a Delaware statutory trust, and Chris Lewis (“Consultant”).

WHEREAS, the Trust is an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, Rule 38a-1 under the Investment Company Act of 1940, as amended requires the Trust to: (i) establish a compliance program that is reasonably designed to prevent violations of the Federal Securities Laws (as defined in Rule 38a-1); and (ii) designate an individual to serve as the Trust’s Chief Compliance Officer (the “CCO”), with overall responsibility for administering the Trust’s compliance program;

WHEREAS, the Trust wishes to engage Consultant to provide certain compliance services on behalf of the Trust;

WHEREAS, each Fund is managed and/or advised by an investment adviser and sub-advisers (each, an “Adviser”; together, the “Advisers”) registered under the Investment Advisers Act of 1940, as amended;

NOW, THEREFORE, the Trust and the Consultant hereby agree as follows:

1.	Compliance Services:

a.	Consultant shall name Mr. Chris Lewis to serve as CCO of the Trust to assist the Trust in meeting its compliance obligations pursuant to Rule 38a-1.

b.	Consultant agrees to prepare for the Board, quarterly and annually, a written report to the Board which addresses at a minimum:

i.	the operation and effectiveness of the compliance policies and procedures of the Trust and each “Service Provider” to the Trust as defined in Rule 38a-1 since the date of the last Report to the Board;

ii.	any material changes to the compliance policies and procedures since the date of the last report;

iii.	any recommendations for material changes to the compliance policies and procedures as a result of the annual review;

iv.	any material compliance matters that have arisen since the date of the last report. For purposes of this Agreement, the term “Service Provider” shall include the following with respect to the Trust: each investment adviser and sub-adviser to a series of the Trust (the “Advisers”), fund administrator and fund accountant, transfer agent, custodian and principal underwriters.

The CCO will follow up on compliance issues raised by the Board at or before the next regularly scheduled Board meeting.

v.	The Trust hereby appoints Consultant to perform the services outlined above, along with the additional services described in Exhibit A attached hereto, and any other services requested by the Board from time to time (the “Services”).

vi.	Consultant accepts such appointment and agrees to render the Services for the compensation herein provided, subject to the direction and control of the Trust and its management and the Board. The duties of Consultant shall be confined to those expressly set forth herein, as deemed reasonably necessary by the Board, and no implied duties are assumed by or may be asserted against Consultant hereunder. Consultant will perform all Services: (a) that are required, in Consultant’s reasonable determination and upon prior notice to (and approval from) the Board, to adequately implement and maintain the compliance program in accordance with Rule 38a-1, or (b) as directed by the Board, or directed by a Service Provider and approved by the Board.

vii.	The Board shall direct each Service Provider to cooperate with Consultant and to provide Consultant with such information, documents and advice as necessary and/or appropriate or as requested by Consultant, in order to enable Consultant to perform its duties hereunder. In connection with its duties hereunder, Consultant shall (without investigation or verification) be entitled, and is hereby instructed to, rely upon any and all instructions, advice, information or documents provided to Consultant by an officer or trustee of the Trust or by any executive officer of the Service Providers. Consultant shall be entitled to rely on any document that it reasonably believes to be genuine and to have been signed or presented by the proper party. Consultant shall not be held to have notice of any change of authority of any officer, agent, representative or employee of the Trust or any Service Provider until receipt of written notice thereof. At the reasonable request of Consultant, the Trust and each of its Service Providers will certify periodically as to certain matters relating to compliance with applicable federal securities laws. The Trust agrees that successful completion of the Services described in this Agreement by Consultant will require the active participation and timely response by the Trust and the Service Providers to requests of Consultant.

viii.	Notwithstanding the appointment described herein, the Trust has and retains responsibility for all compliance matters relating to the Trust, including but not limited to compliance with all applicable provisions of the 1940 Act, including Rule 38a-1 thereunder. Additionally, the Trust acknowledges and agrees that each Service Provider has and retains responsibility for its own compliance obligations under applicable laws.

ix.	The Trust acknowledges and agrees that, from time to time, it may be necessary for Consultant to consult with legal counsel to the Trust or independent legal counsel to the Trust’s independent trustees. The Trust agrees that legal fees incurred in consultations with legal counsel that are reasonably related to the Trust’s compliance program will remain the responsibility of the Trust.

2.	Compensation.

a.	For performing the Services, the Trust shall pay Consultant an annual fee in accordance with Exhibit B attached hereto. Such fee shall be payable on a monthly basis in advance.

3.	Limitation of Liability/Indemnification

a.	Any natural person designated as CCO of the Trust shall be considered an officer of the Trust and, in such capacity, will be subject to such exculpation and indemnification provisions afforded to such person pursuant to the Trust’s governing documents.

b.	For the term of this Agreement, the Trust shall maintain a D&O/E&O policy that includes the natural person designated as CCO of the Trust as a covered party.

c.	The Trust shall on behalf of each applicable Fund, indemnify and hold Consultant harmless from and against any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liability arising out of or attributable to the Trust’s refusal or failure to comply with the terms of this Agreement, or which arise out of the Trust’s lack of good faith, gross negligence or willful misconduct with respect to the Trust’s performance under or in connection with this Agreement. Consultant shall not be liable for, and shall be entitled to rely upon, and may act upon information, records and reports generated by the Trust, advice of the Trust, or of counsel for the Trust and upon statements of the Trust’s independent accountants, and shall be without liability for any action reasonably taken or omitted pursuant to such records and reports or advice, provided that such action is not, to the knowledge of Consultant, in violation of applicable federal or state laws or regulations, and provided further that such action is taken without gross negligence, bad faith, willful misconduct or reckless disregard of its duties. The Trust shall hold Consultant harmless in regard to any liability incurred by reason of the inaccuracy of such information provided by the Trust or for any action reasonably taken or omitted in good faith reliance on such information.

d.	Consultant shall not be liable for any action taken or failure to act in good faith in reliance upon:

i.	advice of the Trust or of counsel to the Trust;

ii.	any written instruction or certified copy of any resolution of the Board, and Consultant may rely upon the genuineness of any such document, copy or facsimile thereof reasonably believed in good faith by Consultant to have been validly executed; or

iii.	any signature, instruction, request, letter of transmittal, certificate, opinion of counsel, statement, instrument, report, notice, consent, order, or other document reasonably believed in good faith by Consultant to be genuine and to have been signed or presented by the Trust or other proper party or parties.

Consultant shall not be under any duty or obligation to inquire into the validity or invalidity or authority or lack of authority of any statement, oral or written instruction, resolution, signature, request, letter of transmittal, certificate, opinion of counsel, instrument, report, notice, consent, order, or any other document or instrument which Consultant reasonably believes in good faith to be genuine.

e.	Consultant shall not be liable for the errors of other Service Providers to the Trust, and errors in information provided by an investment adviser or custodian to the

Trust; except or unless any Consultant action or inaction is a direct or proximate cause of the error.

f.	In the event that Consultant is requested, pursuant to subpoena or other legal process, to provide testimony or produce its documents relating to its engagement under this Agreement, in judicial or administrative proceedings to which Consult is not a party, Consultant shall promptly notify the Trust and shall be reimbursed by the Trust at standard billing rates for Consultant’s professional time and expenses, including reasonable attorney’s fees incurred responding to such request.

4.	Insurance. The Trust hereby represents that it maintains insurance coverage for the Trust, including a fidelity bond as required by Rule 17g-1 under the 1940 Act, and commercially reasonable errors and omissions, directors and officers, and professional liability insurance. The designated CCO provided by Consultant will, in his capacity as an officer of the Trust, be an insured person under all such insurance policies and bonds. The Trust further agrees to furnish details of such coverage to Consultant upon its request, including a copy of the policy, the identity of the carrier, coverage levels and deductible amounts. The Trust will notify Consultant of any modification, reduction or cancellation of such coverage or of any material claims made against such coverage.

5.	Termination.

a.	The provisions of this Agreement shall be effective on the date first above written. This Agreement shall remain in effect for a period of two years from the date of its effectiveness (the “Initial Term”) and shall continue in force for successive one-year terms (“Renewal Term”), unless otherwise terminated as provided herein. Either party may terminate this Agreement at the end of the Initial Term, or at the end of any subsequent Renewal Term, by giving the other parties at least 60 days’ prior written notice of such termination specifying the date fixed therefore; provided that this Agreement shall terminate immediately upon the death or incapacitation of the person named CCO. This Agreement shall also terminate in the event of the Trust’s termination, dissolution, or deregistration. Notwithstanding the foregoing, the Trust may terminate this Agreement at any time, with the approval of the Board, to the extent that the Board determines in its business judgment that continued engagement of Consultant would have an adverse effect on the Trust’s compliance program.

b.	Consultant may immediately terminate this Agreement in the event that Consultant reasonably determines that (a) a Service Provider appointed after the Effective Date hereof would have a material adverse effect on the Trust’s compliance program or (b) an Adviser, the Trust, or any Service Provider takes action (or fails to take action) that would have a material adverse effect on the Trust’s compliance program. Consultant shall cooperate with the Trust to ensure an effective transition to a successor service provider to minimize disruption to the Trust.

c.	If this Agreement is terminated with respect to a Fund or Funds, Consultant shall be entitled to collect from the Trust the amount of all of Consultant’s reasonable labor charges and cash disbursements for services in connection with activities in effecting such termination, including without limitation, the labor costs and expenses associated with delivery of any compliance records of each such Fund from its computer systems, and the delivery to the Trust and/or its designees of related records, instruments and documents, or any copies thereof.

6.	Non-Exclusivity. The services of Consultant hereunder are not deemed to be exclusive. Consultant may render such services and any other services to others.

7.	Amendment. No provision of this Agreement may be amended, waived, discharged or terminated except by an instrument in writing signed by the party against which enforcement of the amendment, waiver, discharge or termination is sought.

8.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Maryland without regard to the choice of law provisions thereof.

9.	Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions of this Agreement or otherwise affect their construction or effect. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A copy of the Declaration of Trust of the Trust is on file with the Secretary of State of Delaware and provides that no Trustee, shareholder, officer, employee or agent of the Trust shall be subject to any personal liability in connection with Trust property or the affairs of the Trust, but that only the assets belonging to the Trust shall be liable.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Chris Lewis

By:	/s/ Chris Lewis

Name: Chris Lewis

Arrow Investments Trust

By:	/s/ Joseph Barrato

Name: Joseph Barrato

Title: President

Exhibit A

Description of Compliance Services

Consultant shall make available Mr. Chris Lewis, a qualified person who is competent and knowledgeable regarding the federal securities laws, to act as the CCO of the Trust. The Board of Trustees shall make all decisions regarding the designation and termination of the CCO and shall review and approve the compensation of the CCO as provided by Rule 38a-1.

Services:

a.	Serve as Trust Chief Compliance Officer;

b.	Draft, maintain, and implement the Compliance Manual and related policies and procedures;

c.	Quarterly and Annual Board reporting of material compliance issues;

d.	Attend 4 Board meetings per year, but more frequent may be required by special events or circumstances requiring immediate attention;

e.	If requested by the Board, meet separately in person with the Trust’s independent directors;

f.	Distribute the compliance manual and obtain applicable certifications;

g.	Conduct the annual compliance review as required by Rule 38a-1;

h.	Maintain a regulatory compliance calendar;

i.	Perform an onsite due diligence review of each Adviser, Sub-Adviser, and major service provider at least once every 24 months and perform telephone due diligence in the off years;

j.	Assist overseeing Code of Ethics procedures;

k.	Provide real-time advice and guidance to management or the Board with respect compliance and regulatory inquiries;

l.	Provide compliance support to the Trust with respect to regulatory examinations, inspections, inquiries, and issues and cooperate with the Trust in responding to any regulatory inspection by or information request from the SEC Staff or any other regulatory authority; and

m.	Respond to requests for assistance and otherwise cooperate with legal counsels to the Trust and independent trustees;

Exhibit B

Fees and Expenses

1)	Base Fee

Net assets of fund(s) at beginning of quarter:

AUM	FEE
$0 - $500 million	$30,000
$500 to $1 billion	$32,000
Over $1 billion	$40,000
Over $2 billion	Negotiable

Reasonable expenses incurred in connection with Trust business, including, but not limited to, travel and meals, telephone calls, photocopying, binding and shipping of compliance materials, will be billed to the Trust. The Trust agrees to reimburse Consultant for all reasonable out of pocket expenses incurred by Consultant in connection with the services provided to the Trust pursuant to this Agreement. An invoice detailing these out-of-pocket expenses, including any series specific expenses, will be submitted to the Trust at the end of each month, and will be payable by the Trust upon receipt.

In the event the Consultant may perform services with respect to a Fund in anticipation of the Fund’s launch in addition the services described in Exhibit A, the Trust shall pay Consultant for time expended at the hourly rate of $200/hour.